October 1, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Sandy Eisen
Re:	Complete Production Services, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008, Form 10-Q for the Fiscal Quarter Ended June 30, 2009, and Form 8-K Filed September 9, 2009 File No. 333-128750
Dear Ms. Eisen:
     Set forth below are Complete Production Services, Inc.’s (the “Company”) responses to the comments and requests for additional information contained in the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 24, 2009. For your convenience, the exact text of the comments provided by the Staff has been included in bold face type preceding each response in the order presented in the comment letter. Unless the context otherwise requires, all references to page numbers in the responses to the Staff’s comments correspond to the pages in the Company’s referenced filings.

Securities and Exchange Commission October 1, 2009 Page 2
Form 10-K for the Fiscal Year Ended December 31, 2008
Selected Financial Data, page 35
1.	Please revise your disclosure as follows with regard to the presentation of your measure “EBITDA” and “EBITDA, as defined” in your Form 10-K and Forms 10-Q.
a.	Please rename the measure, where necessary, to avoid using the term “EBITDA,” given that your measure does not reflect the strict definition of that term as described in Regulation S-K, Item 10(e)(ii)(A). Refer also to subpart (E) of that section. The term you select should be used consistently in all charts and discussions.
Response: We have reviewed the definition of “EBITDA” as described in Regulation S-K, Item 10(e)(ii)(A), and acknowledge that it differs from the Company’s definition of EBITDA. In future filings, the Company will refrain from using the term “EBITDA” unless the Regulation S-K definition applies. We will instead use a different term that is not confusingly similar to “EBITDA.” When used in charts and discussions in our filings, this term will be used consistently.
b.	Tell us and disclose in your Forms 10-K and 10-Q whether the measure you are presenting is calculated the same as the measure of EBITDA that is defined in your credit facility agreement, and if not, provide sufficient information so that the reader will understand the differences and how the measure defined by the agreement is calculated. This information should be provided wherever your measure is discussed, or the location of such information should be referenced.
Response: The calculation of the EBITDA measure disclosed in our Form 10-K and Form 10-Q filings is different than the calculation of the EBITDA measure used in our credit facility agreement. For purposes of determining compliance with our debt covenants pursuant to the credit facility agreement, EBITDA is calculated based on the trailing twelve-month period ended as of each quarter end. Under the credit facility agreement, we are allowed to add-back to EBITDA certain non-cash expenses, including stock-based compensation costs, gain or loss on the sale of fixed assets, bad debt expense and minority interest, if any. In addition, we are permitted under the credit facility agreement to adjust our EBITDA for the pro forma effect of any business acquisitions completed during the trailing twelve month period then ended. In future Form 10-Q and 10-K filings, we will include a description of the calculation of EBITDA under our credit facility agreement in the “Notes to

Securities and Exchange Commission October 1, 2009 Page 3
Consolidated Financial Statements” and within “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as applicable, when we describe our debt covenant requirements. We will include appropriate cross-references to this disclosure when we discuss “EBITDA” or substantially similar non-GAAP measures in other places in such filings.
Form 8-K Filed September 9, 2009
2.	We note that your non-GAAP measure here, referred to as “Adjusted EBITDA” varies from the measure presented in your Form 10-Q for the first six months of 2009. In future presentations, please clearly explain how the measure in your presentation is reconciled to the measure used in your periodic filings.

Response: The Company acknowledges the Staff’s comment. In future presentations using a non-GAAP measure that differs from the most comparable non-GAAP measure used in our periodic filings, we will provide a reconciliation of the measure used in the presentation to such comparable measure in our periodic filings.
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission October 1, 2009 Page 4
     Please direct any questions that you have with respect to the foregoing to the undersigned at (281) 372-2325 or Scott Shean, of Latham & Watkins LLP, at (714) 755-8152.

Very truly yours,
/s/ Jose A. Bayardo
By: Jose A. Bayardo
Vice President and Chief Financial Officer

cc:	Joseph C. Winkler (Complete Production Services, Inc.)
James F. Maroney, III (Complete Production Services, Inc.)
Dewayne Williams (Complete Production Services, Inc.)
R. Scott Shean (Latham & Watkins LLP)
Brandon Sear (Grant Thornton LLP)